[redacted]

14048854

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RGM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 West 6th Street, Suite 1510
(No. and Street)

Austin (City) Texas (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott A. Fowler, Chief Financial Officer & Treasurer 512.807.5309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name – *if individual, state last, first, middle name*)

2525 McKinnon Street, Suite 600 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Melissa D. Pruitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RGM Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Compliance Officer & Secretary

Title

J.C. CASTILLO
Notary Public, State of Texas
My Commission Expires
AUGUST 1, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control Required by Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RGM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

(For Public Inspection)

RGM SECURITIES, LLC

CONTENTS

Rothstein Kass
Powered by Trust™

2525 McKinnon Street, Suite 600
Dallas, TX 75201
214.665.6000
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To RGM Securities, LLC

We have audited the accompanying statement of financial condition of RGM Securities, LLC (the ***"Company"***) as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of RGM Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Dallas, Texas
February 27, 2014

RGM SECURITIES, LLC

FINANCIAL STATEMENT

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash and cash equivalents	$	7,801,700
Due from brokers, net		13,253,201
Prepaid expenses and other assets		42,723
Other receivables		92,662
Property and equipment, net		10,792
	$	21,201,078
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	3,877
Accrued expenses		4,063,065
Due to related parties, net		820,516
Total liabilities		4,887,458
Member's equity		16,313,620
	$	21,201,078

See accompanying notes to financial statement.

1. Nature of Business

RGM Securities, LLC, a Delaware limited liability company (the "***Company***"), is organized as a manager-managed, limited liability company under the laws of the State of Delaware and is qualified to conduct business as a foreign limited liability company in the State of Texas. The Company is a wholly owned subsidiary of RGM Advisors, LLC, a Delaware limited liability company (the "***Sole Member***").

The Company's principal business purpose is to conduct proprietary trading for its own account by applying a proprietary quantitative approach to trading. The Company only trades its own capital and does not self-clear any transactions, engage in any investment banking activities or retail brokerage business, or hold funds or securities for, or owe money or securities to, customers.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (the "***SEC***") and the Texas State Securities Board. The Company is also a member of the Securities Investor Protection Corporation ("***SIPC***").

The Company engages in proprietary trading in U.S. equity securities (i) directly as a permit holder or member of several U.S. national securities exchanges (and their respective trading platforms) and as a participant of, or subscriber to, various U.S. alternative trading systems. Additionally, the Company is approved as a market maker on multiple U.S. national securities exchanges; however, the Firm has not been registered as a market maker in any securities on any U.S. national securities exchange since June 2013.

The Company engages in proprietary trading in Canadian equity securities on several Canadian exchanges and alternative trading systems via a sponsored arrangement with a Canadian broker. The Company also engages in proprietary trading in Brazilian equity securities and cash-settled futures on Brazilian exchanges via a sponsored arrangement with a Brazilian broker.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (***"GAAP"***).

The financial statements were approved by the Company's management and available for issuance on February 27, 2014. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less. The carrying values of cash and cash equivalents approximate fair value.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the assets (generally two to five years) using the straight-line method. Amortization of leasehold improvements is provided using the straight-line method over the expected lease terms.

2. Summary of Significant Accounting Policies (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis and unrealized gains and losses are reflected in revenues.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the Sole Member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes, but has recorded its allowed share of state taxes under the Company's Administrative Services Agreement (as defined in Note 8).

At December 31, 2013, management determined the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the period-end exchange rates. Purchases and sales of investments and income and expenses denominated in foreign currencies are translated into U.S. dollar amounts using the monthly average exchange rate. Adjustments arising from foreign currency transactions are reflected on the Statement of Operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations amounted to approximately $3,900 for the year ended December 31, 2013 and are included in "principal transactions" on the Statement of Operations.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Due from Brokers, net

In the ordinary course of business, the Company's proprietary securities transactions, money balances and security positions are transacted through executing brokers and/or clearing firms who, in some cases, act as brokers. The Company is subject to credit risk to the extent any of these third parties with whom it conducts business is unable to fulfill its contractual obligations. Additionally, in the ordinary course of business, the Company grants to these third parties security interests in amounts due from brokers and in securities held with them, or otherwise in their possession or control, to secure obligations to them or their affiliates. In addition, the Company's clearing firms may grant a security interest in the Company's collateral to exchanges or other third parties to secure their obligations to such third parties.

4. Property and Equipment

Property and equipment consists of the following at December 31, 2013:

Furniture and office equipment	$	36,102
Computer equipment		9,486
Leasehold improvements		3,740
		49,328
Less accumulated depreciation and amortization		38,536
	$	10,792

Depreciation and amortization expense was approximately $9,300 for the year ended December 31, 2013.

5. Net Capital Requirement

The Company, as a broker-dealer registered with the SEC, is subject to the net capital requirements prescribed by Rule 15c3-1 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), as amended, which requires the Company to have and maintain, at all times, a minimum net capital of at least the greater of $100,000 or the amount required under Exchange Act Rule 15c3-1. As a registered market maker, the Company must maintain net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by the Company during the 30 days immediately preceding the computation date. Under no circumstances shall the Company have net capital less than $100,000, as required by the provisions of Exchange Act Rule 15c3-1(a), or be required to maintain net capital of more than $1,000,000. The Company does not permit its ratio of aggregate indebtedness to net capital to exceed 15 to 1.

In accordance with Exchange Act Rule 15c3-1, no equity capital of the Company may be withdrawn by action of the Sole Member or through the payment of a distribution, nor may any unsecured advance or loan be made, if after giving effect thereto, the Company's net capital would be less than 120 percent of the minimum amount required to be maintained under Exchange Act Rule 15c3-1. At December 31, 2013, the Company's net capital was approximately $16,086,000, which was approximately $15,086,000 in excess of its minimum net capital requirement of $1,000,000.

6. Exchange Act Rule 15c3-3

The Company only engages in proprietary trading and does not (i) receive or maintain physical possession or control of funds or securities for any customers, or (ii) carry or maintain any accounts or margin accounts for customers; therefore, the Company is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" or perform computations for the determination of reserve requirements in accordance with Exchange Act Rule 15c3-3.

7. Concentrations

Cash and Cash Equivalents and Due From Brokers

The Company maintains cash balances in accounts with certain financial institutions including, without limitation, its brokers and clearing firms. These amounts may exceed federal or SIPC insured limits. As of December 31, 2013, the Company did not experience any losses on these accounts. The Company's management monitors the financial condition of these financial institutions; however, any potential loss from these financial institutions cannot be reasonably estimated. Accordingly, the Company has not recorded an allowance in the financial statements against the carrying values of the balances held by these financial institutions as of December 31, 2013.

8. Related Party Transactions

Pursuant to the Administrative Services Agreement, dated as of June 20, 2008, by and between the Company and the Sole Member (as amended from time to time, the "***Administrative Services Agreement***"), the Company reimburses the Sole Member for certain employee, information and technology, occupancy, professional and consulting fees, and general and administrative expenses. Expenses reimbursed by the Company to the Sole Member pursuant to the Administrative Services Agreement for the year ended December 31, 2013 were approximately $12,291,000. Amounts due to the Sole Member under the Administrative Services Agreement were approximately $821,000 at December 31, 2013 and are included in "due to related parties, net" on the Statement of Financial Condition.